Paul Hastings LLP
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October 27, 2015

VIA EDGAR CORRESPONDENCE

Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Rainier Investment Management Mutual Funds - File No. 811-08270

Ladies and Gentlemen:

On behalf of Rainier Investment Management Mutual Funds, doing business as the Rainier Funds (the “Registrant”), we hereby respond to the oral comments provided by Mr. Ed Bartz of the U.S. Securities and Exchange Commission’s (the “Commission”) staff to David A. Hearth of this firm on September 4, 2015 with respect to the Registrant’s Amendment No. 60 to the Trust’s Registration Statement filed on Form N-1A on July 30, 2015 (the “Amendment”).  The Amendment contained updated disclosure only with respect to the Registrant’s privately offered series, Rainier Large Cap Growth Equity Fund (the “Fund”).

We have discussed those comments and these responses with officers of the Registrant.

Those comments are summarized below and organized in the same fashion as presented by Mr. Bartz.

1.	Comment: Please confirm that the named portfolio managers are jointly and primarily responsible for management of the Fund.

Response:  The Registrant has confirmed that the named portfolio managers are jointly and primarily responsible for the management of the Fund’s portfolio.

2.
Comment:  The principal strategy refers to investments in foreign securities but does not refer to investments in emerging markets.  If there are no investments in emerging market securities expected as part of the principal strategy please remove the reference to emerging markets in the risk factor about investments in foreign securities.

Response:  The principal investment strategies section describes the potential to invest in foreign securities as an aspect of the Fund’s investment strategy.  Emerging market securities are a subset of foreign securities, and it is therefore possible that some investments in foreign securities in accordance with the investment strategy may be in issuers that are located in or have exposure to emerging markets.  The Registrant considers the language in the risk disclosure about emerging markets to be appropriate given the likelihood and potential level of exposure to an investment in a foreign security that is located in an emerging market and therefore the exposure to the risks set forth in the disclosure.

Securities and Exchange Commission
October 27, 2015

3.
Comment:  The principal risk section refers to high portfolio turnover but portfolio turnover is not mentioned as part of the principal strategy.  Please remove this risk factor unless high turnover is an expected part of the strategy used.

Response:  The Registrant and its investment adviser have determined that it is appropriate to leave in place disclosure for this risk without revising the Fund’s principal investment strategies.   In the Registrant’s experience, the principal investment strategies described create the potential for higher portfolio turnover as a by-product of executing the strategies, but there is no intent to seek to generate high turnover as a part of the strategies.

4.
Comment:  The principal risk section refers to sector risk but sector concentration is not mentioned as part of the principal strategy.  Please remove this risk factor unless sector concentration is an expected part of the strategy used.

Response:  The Registrant and its investment adviser have determined that it is appropriate to leave in place disclosure for this risk without revising the Fund’s principal strategies.  Sector concentration would not involve the same narrow focus as an industry concentration and, therefore, is more likely to occur.  The principal investment strategies described create the potential for sector concentration as a by-product of executing those strategies, without deliberately seeking to generate sector concentration as a part of the strategies.

5.
Comment:  Under the heading on page 5, “MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, STRATEGY AND RISKS,” please divide the risks into principal and non-principal risks with corresponding headings and in a manner consistent with the principal risks disclosed earlier in the Offering Memorandum.

Response:  The Registrant believes that its presentation of the Fund’s investment strategy and risks is in compliance with Form N-1A, and that the sub-division suggested is not required by the Form.  Nevertheless, the Registrant believes in developing improved and streamlined disclosures when possible, and will consider whether changes would be beneficial in connection with the next annual update of its registration statement.

*     *     *     *     *

We also hereby provide the following statements on behalf of the Registrant:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
October 27, 2015

●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
for PAUL HASTINGS LLP

cc:	Rainier Investment Management Mutual Funds Rainier Investment Management, Inc.